NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: The Lockheed Martin Corporation

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport PA 15135

Vote NO: Proposal 4 – Humanitarian Crises

Bowyer Research submits the following:

Summary

Bowyer Research urges shareholders to vote against the Proposal submitted by the Sisters of St. Francis of Philadelphia, the Sisters of Charity of St. Elizabeth, and the Benedictine Sisters of Mount St. Scholastica (henceforth the ‘Proponents’), on the 2024 proxy ballot1 of Lockheed Martin (henceforth “Lockheed” or the “Company”). The “Resolved” clause of this Proposal states:

Shareholders request the Board of Directors annually conduct an evaluation and issue a public report, at reasonable cost and omitting proprietary information, describing the

1https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/annual-reports/2024-proxy-statement.pdf alignment of its political activities (including direct and indirect lobbying and political and electioneering expenditures) with its Human Rights Policy. The report should list and explain instances of misalignment, and state whether and how the identified incongruencies have or will be addressed.

Enumeration

The statement accompanying this Proposal asserts that:

1.The use of Lockheed materials in war implicates the Company in “war crimes.”

2.Lockheed’s product sales to Israel render the Company complicit in the “humanitarian crisis” in Gaza.

3.Lockheed’s government partnerships are part of a toxic “symbiotic relationship” that poses a threat to human rights.

These assertions, however, are based on false argumentation and analysis that:

1.Overlooks the logical realities of the business of weapons manufacturing.

2.Asks the Company to take sides in a manner that would create far worse humanitarian crises.

3.Presupposes a morally abhorrent activist framework to the company’s fiduciary duty.

1. The proposal overlooks the logical realities of the business of weapons manufacturing.

The Proponents assert that Lockheed products, most notably the F-35 stealth fighter, have been used in the commission of war crimes by governments with which the Company does business. They highlight in particular the F-35’s use in the ongoing Israel-Palestine conflict. This assertion, however, is a half-truth at best and blatant conflation at worst. The products Lockheed Martin sells are tools designed to carry out wartime operations—but the potential for their misuse ought not fall back on the Company that created them anymore than a firearms manufacturer bears moral responsibility for an act of violence committed with its weapon. It is neither logical nor feasible to expect Lockheed Martin to assume moral responsibility for every weapon it sells; beyond due diligence in client selection, Lockheed’s products will inevitably be used in war, in arenas where civilian casualties are an unfortunate reality of operations. There is no meaningful or effective method for Lockheed to insulate its weapons from doing what they are designed to do in a client’s hands—demanding that the Company do so betrays a fundamental ignorance of the moral calculus of war.

2. The Proposal asks the Company to take sides in a manner that would create far worse humanitarian crises.

The Proponents assert that Lockheed’s sales of weapons to the Israeli Defense Forces renders the company complicit in human rights violations connected to the Israel-Hamas conflict in Gaza, “where escalating violence exacerbates a humanitarian crisis.” The clear implication is that Lockheed, to “align” its business practices with its values, should either curtail or sever its partnership with Israeli military organizations. Yet this suggestion, far from resolving human rights crises in the region, would create far more complicated ones, and belies an abhorrent moral view of the civilian lives involved in the conflict. Lockheed’s partnership2 with the IDF not only allowed the Israeli military to defend its borders and population after the horrific actions of October 7th, but pursue further military actions to repel Hamas’ attempts to target Israel’s civilian population. In absence of this partnership, Israeli soldiers and civilians will be left defenseless against an enemy that openly declares its intent to annihilate them. The Proponents’ suggestion might appear to call for a ‘righting of the scale’ regarding Lockheed’s values. In reality, their suggestion is one of unconscionable moral abhorrence—a statement of profound ignorance that, if adopted, would leave thousands of innocent Israeli men, women, and children slaughtered by terrorist militants.

3. The Proposal presupposes a morally abhorrent activist framework to Lockheed’s fiduciary duty.

Within the world of business, the phrase ‘taking sides’ is often used in reference to businesses that engage in expressly political activism, siding with activists on one side of the political aisle at the expense of others. The consequences of such decisions can be severe, both for businesses that make the decision to go political and their shareholders. Yet, in the case of Lockheed and Israel, taking sides has consequences beyond merely financial—acquiescing to the Proponents’ proposal means changing the outlook of a major geopolitical conflict and endangering the safety

2 https://www.lockheedmartin.com/en-il/who-we-are.html

of thousands of innocent civilians, for no reason than the Proponents’ vague language of ‘human rights’ that in fact defends no such thing. This is the true danger of the ‘activism’ that the Proponents view as Lockheed’s primary business purpose: for companies strategically positioned like Lockheed, taking sides in this way really means picking which innocent lives aren’t worth protecting. For the Proponents, it’s Israeli ones.

Conclusion

As stated above, the Proposal No. 4 fails in its objective to create additional value for the Company and shareholders alike by:

1.Overlooking the logical realities of the business of weapons manufacturing.

2.Asking the Company to take sides in a manner that would create far worse humanitarian crises.

3.Presupposing a morally abhorrent activist framework to the company’s fiduciary duty.

The morally complicated theater of war is wholly unsuited to political actors who, like the Proponents, view the lives of innocent children as a mere ladder rung to some higher state of Lockheed’s moral legitimacy. Their demands represent the kind of economically and morally ignorant activism that, if humored, can hijack a brand’s operational philosophy, decrease value for shareholders, and create both financial and reputational risk to both Board and Company.

For these reasons, we urge you to vote AGAINST Proposal No. 4 regarding humanitarian crises on Lockheed Martin’s 2024 Proxy.

Submitted by Jerry Bowyer, President BOWYER RESEARCH

P.O. Box 120

McKeesport PA 15135

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.